Exhibit 99.1

NEWS RELEASE

Fortuna reports production of 72,872 gold equivalent ounces in the first quarter of 2026 and provides a business update

Vancouver, British Columbia, April 9, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the first quarter of 2026 from its three operating mines in West Africa and Latin America. All figures presented in this news release are expressed in U.S. dollars, unless otherwise indicated.

Q1 2026 highlights

Production

•	Production totaled 72,872 gold equivalent ounces (“GEO”)[1], compared to 70,386 GEO in Q1 2025[2,3,4] and 65,130 GEO in Q4 2025[2,5,6]

Growth Initiatives

•	Séguéla processing plant expansion studies are advancing according to plan and are expected to be completed in May 2026. The studies are evaluating an expansion scenario of approximately 28%, targeting between 2.0 to 2.5 million tonnes per year.

•	Following successful infill drilling of the Sunbird deposit at the Séguéla Mine, the Company expects to publish updated Mineral Resource and Mineral Reserve estimates by May 2026.

•	Diamba Sud feasibility study progressing as planned with delivery expected by mid-2026. Front end engineering design is well advanced with initial purchase orders placed for critical path equipment packages.

Return to shareholders

•	Repurchased an aggregate of 2.2 million common shares during the first quarter of 2026 at an average price of $9.24 per share, for total consideration of $20.3 million.

Safety

•	The Company recorded no lost-time injuries (“LTI”) in the quarter.

Fortuna reiterates its annual production guidance for 2026 of 281,000 to 305,000 GEO4.

Q1 2026 consolidated GEO production

	GEO Production
	Q1 2026	Q4 2025	2026 Annual Guidance
Ongoing Operations
Séguéla, Côte d’Ivoire	42,016	36,942	160,000 - 170,000
Lindero, Argentina	21,545	19,201	92,000 - 102,000
Caylloma, Peru	9,311	8,987	29,000 - 33,000
Total	72,872	65,130	281,000 - 305,000

Notes:

1.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,874/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn or Au:Ag = 1:58.94, Au:Pb = 1:2.54, Au:Zn = 1:1.50
2.	Consolidated production excludes divested operations of the San Jose and Yaramoko mines
3.	Refer to Fortuna news release dated April 10, 2025, “Fortuna reports solid production of 103,459 gold equivalent ounces for the first quarter of 2025”
4.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $2,885/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn or Au:Ag = 1:90.82, Au:Pb = 1:1.46, Au:Zn = 1:1.02
5.	Refer to Fortuna news release dated January 15, 2026, “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook”
6.	GEO includes gold, silver, lead, and zinc and are calculated using the following metal prices: $3,453 /oz Au, $40.24/oz Ag, $1,962/t Pb and $2,864/t Zn or the following ratios: Au:Ag = 1:85.8, Au:Pb = 1:1.76, Au:Zn = 1:1.21

West Africa Region

Séguéla Mine, Côte d’Ivoire: Advancing Growth Initiatives

	Q1 2026	Q4 2025[1]
Tonnes milled	430,953	410,014
Average tpd milled	4,788	4,506
Gold grade (g/t)	3.21	3.16
Gold recovery (%)	93.4	92.1
Gold production (oz)[2]	42,016	36,942

Notes:

1.	Refer to Fortuna news release dated January 15, 2026, “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook”
2.	Production includes doré only

Mining

Séguéla mined a total of 392,728 tonnes of ore, averaging 3.69 g/t Au and containing an estimated 46,640 ounces of gold from the Antenna, Ancien, and Koula pits. Tonnes of ore mined were lower than tonnes of ore milled during the quarter, in line with the mine plan and the Company’s strategy to reduce surface stockpiles. A total of 5,461,098 tonnes of waste was mined during the period, resulting in a strip ratio of 13.9:1. Stripping activities also commenced at the Sunbird pit, where 1,393,130 tonnes of waste were mined.

The Company has elected to accelerate mining at the Sunbird pit to establish the portal location for the Sunbird underground mine, eliminating the need for a dedicated box-cut access. While this design change is expected to increase total mined quantities and the strip ratio in 2026, it is also expected to reduce underground development costs by approximately $4 million.

Processing

Séguéla produced 42,016 ounces of gold during the quarter at an average head grade of 3.21 g/t Au. The 13.7% increase in ounces produced compared to the fourth quarter of 2025 was driven by a 5.1% increase in tonnes milled and a 1.6% increase in average head grade.

Projects implemented during 2025 are now delivering results, with gold recovery increasing to 93.4% from 92.1% in the previous quarter. Reductions in mill grinding media consumption and liner wear are also being achieved. Additional projects are expected to be completed later this year to further enhance processing plant performance.

Project Updates

Initial process plant expansion concepts prepared by Lycopodium were received and assessed. Detailed studies will now focus on an expansion scenario targeting between 2.0 to 2.5 million tonnes per year. This is expected to be achieved through the addition of a ball mill, together with increased pre-leach thickening, leaching, and gravity circuit capacity. This option offers several advantages, including no new process additions to the circuit, while minimizing commissioning downtime and capital requirements. Lycopodium is expected to submit its final report at the end of May 2026, allowing for an investment decision shortly thereafter.

The Sunbird Underground Project continued to advance during the quarter. An initial Mineral Reserve was declared at the Sunbird deposit based on drilling completed as at the end of June 2025, with drilling ongoing since this date with several drill rigs (refer to Fortuna news release dated January 20, 2026). An updated Mineral Reserve and Mineral Resource estimate for the Sunbird deposit incorporating the more recent drilling is expected by May 2026. Séguéla expanded its 2026 capital budget by approximately $10 million for the procurement of long-lead underground mining equipment and infrastructure, and recruitment of the operating team is commencing.

The 6 MW photovoltaic solar power plant is scheduled to be commissioned during April. In light of the expected advancement of the process plant expansion and Sunbird Underground Project, the Company is also evaluating an expansion of the solar plant to 10 MW capacity. No additional capital investment by Fortuna would be required for this expansion, as it had been previously contemplated and supporting infrastructure was installed to accommodate the additional capacity.

Exploration Activities

Five exploration drill rigs are currently allocated to Séguéla, including three at Sunbird and two at Kingfisher. In response to continued drilling success and ongoing drilling requirements at other Séguéla deposits, additional rigs are being mobilized to site.

Diamba Sud Gold Project, Senegal: Feasibility Study on Track for Mid-2026 Completion

In the first quarter of 2026, the Diamba Sud Gold Project continued to make steady progress across development, early works, and procurement activities. The feasibility study remains on schedule for completion in the second quarter of 2026.

Early works are underway, including construction of the new site access road and installation of additional temporary accommodation and office facilities to support the owner’s project and pre-production teams. The contract for a new 320-person camp has been awarded, and tendering for other major construction packages is well advanced, with letters of award issued for the water storage dam (“WSD”), bulk earthworks program, and power station. This has secured the delivery schedule for the Heavy Fuel Oil generators, the project’s longest-lead item, expected in mid-2027.

Procurement activities are advancing as planned, with orders placed for the WSD High-Density-Polyethylene liner and perimeter fencing. At the same time, tenders for all process plant long-lead equipment, including the SAG mill and jaw crusher, have been launched, together with the overall process plant EPC(M) tender, which closed at the end of March and is currently under adjudication.

With the exploitation permit application submitted, the project remains positioned for a mid-year final investment decision, supporting continued momentum toward first gold production in mid-2028.

Latin America Region

Lindero Mine, Argentina: Positioned for a Stronger H2 2026

	Q1 2026	Q4 2025[1]
Ore placed on pad (t)	1,525,286	1,191,030
Gold grade (g/t)	0.62	0.63
Gold production[2] (oz)	21,545	19,201

Notes:

1.	Refer to Fortuna news release dated January 15, 2026, “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook”
2.	Production includes doré, gold-in-carbon, and gold in copper concentrate

Mining

During the first quarter, Lindero mined 1.7 million tonnes of ore, maintaining a low strip ratio of 1.35:1. A total of 1.5 million tonnes of ore was placed on the leach pad at an average head grade of 0.62 g/t Au, containing an estimated 30,538 ounces of gold. The increase in tonnes of ore placed on the leach pad compared to the previous quarter is aligned with the mining plan for the period.

Processing

Lindero produced a total of 21,545 ounces of gold during the quarter, representing a 12% increase compared to the fourth quarter of 2025. As previously disclosed in the Company’s news release dated February 18, 2026, Lindero commenced a planned 30-day replacement of the primary crusher steel foundations in late March with completion expected by the end of April 2026. Mining operations continued in advance of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period.

Exploration activities

Two brownfields exploration drill rigs are currently located at Lindero to target Inferred Mineral Resources located below the ultimate Mineral Reserve pit shell.

Drilling at the Cerro Lindo gold prospect, located 70 kilometers from the Lindero Mine in the Province of Salta, initiated in late March, as part of the 7,000-meter exploration program.

Caylloma Mine, Peru: Continued strong operational performance

	Q1 2026	Q4 2025[1]
Tonnes milled	136,701	139,997
Average tpd milled	1,553	1,556
Silver grade (g/t)	72	65
Silver recovery[2] (%)	81.89	84.64
Silver production (oz)	257,603	248,882
Lead grade (%)	2.99	2.95
Lead recovery (%)	90.59	92.60
Lead production (lbs)	8,174,740	8,443,705
Zinc grade (%)	4.21	4.32
Zinc recovery (%)	90.80	91.11
Zinc production (lbs)	11,525,766	12,149,675
GEO production (oz)	9,311[3]	8,987[4]

Notes:

1.	Refer to Fortuna news release dated January 15, 2026, “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook”
2.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate
3.	GEO production includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,874/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn or Au:Ag = 1:58.94, Au:Pb = 1:2.54, Au:Zn = 1:1.50
4.	GEO includes gold, silver, lead, and zinc and are calculated using the following metal prices: $3,453 /oz Au, $40.24/oz Ag, $1,962/t Pb and $2,864/t Zn or the following ratios: Au:Ag = 1:85.8, Au:Pb = 1:1.76, Au:Zn = 1:1.21

Mining

Mine production totaled 133,055 tonnes of ore in the first quarter, predominantly mined using overhand cut and fill mining (71 percent), with an additional 29 percent extracted through sub-level stoping.

Processing

Caylloma produced 257,603 ounces of silver at an average head grade of 72 g/t Ag, representing a 4 percent increase over the previous quarter.

Zinc and lead production totaled 11.5 million and 8.2 million pounds, respectively, at average head grades of 4.21% Zn and 2.99% Pb. Base metal production was modestly lower quarter over quarter, reflecting the planned mining sequence executed during the period and in line with expectations.

Project Update

As of March 31, 2026, the project to expand the capacity of tailings storage facility #3 at the Caylloma Mine is 22% complete and is progressing according to plan.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2026 annual production guidance and the likelihood of the Company meeting such annual production guidance, including that the Lindero Mine is positioned for a stronger second half of 2026; statements relating to the planned underground project at the Séguéla Mine and initiatives to reduce underground development costs; the expectation that projects at the Séguéla Mine will result in enhanced performance of the processing plant; the timing of the completion of the processing plant expansion studies at Séguéla and the estimated increase in tonnes milled as a result; the timing of the publication of updated Mineral Resources and Mineral Reserves for the Sunbird deposit; statements regarding the development of the Diamba Sud gold project, including the timing of the completion of the feasibility study, delivery of long lead items, receipt of exploitation permit, final investment decision and first gold pour; statements regarding the timing for the completion of the replacement of the primary crusher foundations at the Lindero Mine; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israel- – Hamas, and Iran – Israel and United States conflicts, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the underground mining method at the Séguéla Mine; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

- 9 -